UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Parsley Energy, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

701877 102

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 701877 102

1	Name of Reporting Person: Bryan Sheffield
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 30,964,569(1)(3)
	6	Shared Voting Power 1,335,110(2)(3)
	7	Sole Dispositive Power 30,628,380(1)(3)
	8	Shared Dispositive Power 1,335,110(2)(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,299,679(1)(2)(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.83%(4)
12	Type of Reporting Person IN

(1)

Consists of (i) 8,266,414 shares of Class A common stock and 20,415,517 shares of Class B common stock held by Mr. Sheffield, (ii) 948,043 shares of Class A common stock and 998,406 shares of Class B common stock held by the Bryan S. Sheffield Spousal Lifetime Access Trust, for which Mr. Sheffield serves as the investment trustee, and (iii) for purposes of voting power only, (A) 224,126 performance-based restricted shares of Class A common stock and (B) 112,063 time-based restricted shares of Class A common stock. See Item 4 below for additional information.

(2)

Consists of (i) 352,521 shares of Class A common stock and 371,249 shares of Class B common stock held by Mr. Sheffield’s spouse and (ii) 297,761 shares of Class A common stock and 313,579 shares of Class B common stock held by the Sharoll M. Sheffield 2012 Irrevocable Trust, for which Mr. Sheffield’s spouse serves as the investment trustee.

(3)	Shares of the Issuer’s Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.
(4)	Based on 412,772,852 aggregate shares of Class A common stock and Class B common stock issued and outstanding at the close of business on January 14, 2020.

Item 1(a).	Name of issuer:

Parsley Energy, Inc. (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

303 Colorado Street, Suite 3000

Austin, Texas 78701

Item 2(a).	Names of persons filing:

This Schedule 13G/A is being filed by the following person (the “Reporting Person”):

Bryan Sheffield

Item 2(b).	Address or principal business office or, if none, residence:

The address of the principal business office of Bryan Sheffield is:

c/o Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, TX 78701

Item 2(c).	Citizenship:

Bryan Sheffield: United States of America

Item 2(d).	Title of class of securities:

Class A common stock, par value $0.01 per share.

Item 2(e).	CUSIP number:

701877 102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

a.	Amount beneficially owned: 32,299,679(1)

b.	Percent of class: 7.83%(2)

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 30,964,569(1)

ii.	Shared power to vote or to direct the vote: 1,335,110(1)

iii.	Sole power to dispose or to direct the disposition of: 30,628,380(1)

iv.	Shared power to dispose or to direct the disposition of: 1,335,110(1)

(1)	As of December 31, 2019, Mr. Sheffield beneficially owned 32,299,679 shares of common stock in the Issuer.

Mr. Sheffield held (i) a direct interest in 8,266,414 shares of Class A common stock and 20,415,517 shares of Class B common stock and (ii) an indirect interest in 948,043 shares of Class A common stock and 998,406 shares of Class B common stock held by the Bryan S. Sheffield Spousal Lifetime Access Trust, for which Mr. Sheffield serves as the investment trustee. Mr. Sheffield has sole voting and dispositive power over these shares of common stock.

Mr. Sheffield also held a direct interest in 224,126 performance-based restricted shares of Class A common stock and 112,063 time-based restricted shares of Class A common stock, in each case, over which he has sole voting power, but no investment or dispositive power. These restricted shares were granted under the Parsley Energy, Inc. 2014 Long-Term Incentive Plan. The performance-based restricted shares were granted at the maximum payout level, but the number of restricted shares that vest will depend on the Issuer’s relative total stockholder return over a three-year performance period, and may be substantially less than the total number of restricted shares granted. The time-based restricted shares will vest in full on the third anniversary of the grant date. See the Issuer’s most recent proxy statement filed on Schedule 14A for additional information.

Mr. Sheffield held an indirect interest in (i) 352,521 shares of Class A common stock and 371,249 shares of Class B common stock held by Mr. Sheffield’s spouse and (ii) 297,761 shares of Class A common stock and 313,579 shares of Class B common stock held by the Sharoll M. Sheffield 2012 Irrevocable Trust, for which Mr. Sheffield’s spouse serves as the investment trustee. Mr. Sheffield has shared voting and dispositive power over these shares of common stock.

Shares of the Issuer’s Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.

(2)	Based on 412,772,852 aggregate shares of Class A common stock and Class B common stock issued and outstanding at the close of business on January 14, 2020.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2020	By:	/s/ Bryan Sheffield
	Name:	Bryan Sheffield